ISSUER FREE WRITING PROSPECTUS NO. 260TT

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated November 30, 2007

Return Optimization Securities

Offering Potential Enhanced Returns in a Moderate-Return Environment

Deutsche Bank AG $• Securities linked to the appreciation of the U.S. Dollar relative to the Euro due on or about June 30, 2009

Deutsche Bank AG $• Securities linked to the appreciation of the U.S. Dollar relative to the Canadian Dollar due on or about June 30, 2009

Investment Description

The Return Optimization Securities described herein (the “ROS”) are securities issued by Deutsche Bank AG with returns linked to the value of one currency (the “Underlying Currency”) relative to another (the “Reference Currency”). The change in that value over the term of the ROS (the “Performance”) will be used to determine the return on the ROS. If the applicable Performance is positive, at maturity you will receive your initial investment, plus an additional amount equal to three times your investment multiplied by the Performance, up to the applicable maximum gain (the “Maximum Gain”). If the applicable Performance is negative, at maturity you will receive your initial investment reduced by that negative Performance. Investing in the ROS is subject to significant risks, including potential loss of your initial investment, limited appreciation at maturity and Deutsche Bank AG’s credit risk.

Features

❑	Potential to enhance returns in a moderate-return environment

❑	3x leverage up to the applicable Maximum Gain on the ROS while maintaining 1-to-1 downside exposure at maturity

❑	Your choice of two securities to meet your portfolio needs

Key Dates1

Trade Date	December 21, 2007

Settlement Date[2]	December 31, 2007

Final Valuation Date[2]	June 25, 2009

Maturity Date[2]	June 30, 2009

1 The ROS are expected to price on or about December 21, 2007 and settle on or about December 31, 2007. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the ROS remains the same.

2 Subject to postponement in the event of a market disruption event as described below under “Key Risks” and as described under “General Terms of the ROS—Market Disruption Event” in the accompanying product supplement. In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the third business day after the Final Valuation Date as postponed.

Security Offerings

There are two separate offerings of Return Optimization Securities. The ROS in each offering are linked to the Performance of an Underlying Currency relative to a Reference Currency with a specified Maximum Gain. The indicative Maximum Gain for the ROS in each offering and the corresponding maximum payment at maturity are listed below. The actual Maximum Gain for the ROS in each offering will be set on the Trade Date, which is expected to be on or about December 21, 2007. The Performance of the ROS in each offering will depend only on the changes in value of the Underlying Currency and the Reference Currency specific to that offering.

Offering	Underlying Currency	Reference Currency	Maximum Gain[1]	Multiplier	Maximum Payment at Maturity per $10 ROS	CUSIP	ISIN
ROS Linked to the U.S. Dollar relative to the Euro	USD	Euro	18.00% to 21.00%	3x	$11.80 to $12.10	25153Q 484	US25153Q4846

ROS Linked to the U.S. Dollar relative to the Canadian Dollar	USD	CAD	18.00% to 21.00%	3x	$11.80 to $12.10	25153Q 476	US25153Q4762

1 Actual Maximum Gain and Maximum Payment at Maturity will be set on the Trade Date for each offering of ROS.

See “Additional Terms Specific to the ROS” in this free writing prospectus. The ROS will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement TT dated November 5, 2007 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement TT for risks related to investing in the ROS.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 and product supplement TT dated November 5, 2007) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest in either ROS offered hereby, you should read these documents and any other documents relating to these offerings that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of any ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ROS or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement and product supplement TT. Any representation to the contrary is a criminal offense. The ROS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Return Optimization Securities Linked to the Performance of the U.S. Dollar relative to the Euro

Per Security	$10.00	$0.175	$9.825

Total

Return Optimization Securities Linked to the Performance of the U.S. Dollar relative to the Canadian Dollar

Per Security	$10.00	$0.175	$9.825

Total

(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the ROS

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the ROS are a part, and the more detailed information contained in product supplement TT dated November 5, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement TT dated November 5, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507235066/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, “ROS” refers to each offering of Return Optimization Securities that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.

Investor Suitability

The ROS of one or both offerings may be suitable for you if:

♦	You believe that the Performance will be moderately positive — meaning that you believe the Performance will be positive but is unlikely to exceed the Maximum Gain;

♦	You are willing to make an investment that is exposed to the full potential negative Performance and does not guarantee any return of your initial investment at maturity;

♦	You do not seek current income from this investment;

♦	You are willing to accept the risk of fluctuations in currency prices;

♦	You are willing and able to hold the ROS to maturity; and

♦	You are willing to invest in securities for which there may be little or no secondary market.

The ROS of either offering may not be suitable for you if:

♦	You believe the Performance will be zero or negative;

♦	You seek an investment that is not exposed to the full potential negative Performance and that guarantees some return of your initial investment amount at maturity;

♦	You seek an investment that may benefit fully from any positive Performance, without the limitation on returns imposed by the Maximum Gain;

♦	You are not willing to be exposed to fluctuations in currency prices;

♦	You seek current income from this investment;

♦	You are unable or unwilling to hold the ROS to maturity; or

♦	You seek an investment for which there will be an active secondary market.

Common Terms for Each Offering of ROS

Issuer	Deutsche Bank AG, London Branch (Aa1)[1]

Issue Price	$10 per ROS

Term	18 months

Payment at Maturity (per $10)

If the Performance is positive, the payment at maturity will equal the lesser of:

$10 + ($10 x Performance x 3); and

$10 + ($10 x Maximum Gain)

If the Performance is zero, you will receive a cash payment of $10 per $10 security face amount.

If the Performance is negative, for every 1% (or fraction thereof) of negative Performance, you will lose 1% (or fraction thereof) of your initial investment amount, such that payment at maturity will equal the greater of:

zero; and

$10 + ($10 x Performance). In this case, you may lose all or a substantial portion of your initial investment.

Performance	The change in value between the Starting Level and Ending Level as calculated using the Performance Formula applicable to each offering, expressed as a percentage

Starting Level	The Spot Rate for the applicable Underlying Currency relative to the applicable Reference Currency for each offering on the Trade Date: EUR USD – USD CAD –

Ending Level	The Spot Rate for the applicable Underlying Currency relative to the applicable Reference Currency for each offering on the Final Valuation Date

The Performance of the ROS in each offering will depend only on the performance of the currencies to which the ROS in such offering are linked and will not depend on the performance of any other currency or ROS.

Specific Terms for Each Offering of ROS

	Performance Formula	Maximum Gain*
ROS Linked to U.S. Dollar relative to the Euro	Starting Level – Ending Level Starting Level	18.00% to 21.00%
ROS Linked to the U.S. Dollar relative to the Canadian Dollar	Ending Level – Starting Level Ending Level	18.00% to 21.00%

* To be set on the Trade Date

Determining Payment at Maturity for Each Offering Per $10 ROS

The result of the applicable Performance formula expressed as a percentage
You will receive your initial investment plus a return on your investment equal to the applicable Maximum Gain, calculated as follows: $10 + ($10 x Maximum Gain)
You will receive your initial investment plus a return on your investment equal to the Performance multiplied by 3, calculated as follows: $10 + ($10 x Performance x 3)

You will receive your initial investment reduced by the Performance, calculated as follows:

$10 + ($10 x Performance). In this scenario, you could lose some or all of your initial investment amount. You will lose 1% (or fraction thereof) of your principal for each percentage point (or fraction thereof) that the Performance is negative.

What are the tax consequences of the ROS?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Subject to the limitations described therein, although the tax consequences of an investment in the ROS are uncertain, we believe it is reasonable to treat the ROS as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, because of the application of certain rules and regulations relating to foreign currency instruments under Section 988 of the Code, gain or loss on the sale, exchange or retirement of the ROS should be treated as ordinary gain or loss unless you make a valid election pursuant to the applicable Treasury regulations on or before the date on which you acquire your ROS to treat such gain or loss as capital gain or loss. If a valid election is made before the close of the day on which you acquire your ROS, your gain or loss on the ROS should be capital gain or loss and, subject to the discussion below concerning Section 1256 of the Code, should be long-term capital gain or loss if at the time of sale, exchange or retirement of the ROS you have held the ROS for more than one year. The deductibility of capital losses is subject to certain limitations.

To make this election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 of the Code, either (a) clearly identify the transaction on your books and records on the date you acquire your ROS as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification. You should consult your tax adviser regarding the conditions and procedures for making this election.

It is possible that the ROS might be treated as “foreign currency contracts” within the meaning of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your ROS to market at the end of each year (i.e., recognize income as if the ROS had been sold for fair market value). Under this treatment, if applicable, gain or loss recognized on marking to market should be ordinary in character absent a valid election to treat gain or loss on the ROS as capital. If such an election is made, gain or loss recognized on marking to market should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your ROS.

1 Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of AA to notes, such as the ROS offered hereby, issued by Deutsche Bank AG’s Global Notes Program, Series A.

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the ROS to that discussed above, the timing and/or character of income on the ROS might differ materially and adversely from the treatment described above. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the ROS (including alternative treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in either offering of ROS involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the accompanying product supplement TT. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in either of the ROS offered hereby.

♦

Full market risk – You may lose some or all of your initial investment. The ROS do not guarantee any return of your initial investment and are fully exposed to any negative Performance. For every 1% (or fraction thereof) of negative Performance, you will lose 1% (or fraction thereof) of your initial investment at maturity.

♦

No assurances of moderate-return environment – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

♦

Maximum return – Your appreciation potential is limited to the applicable Maximum Gain even if the applicable Performance multiplied by three would otherwise result in a payment amount greater than the Maximum Gain.

♦	Credit of issuer – An investment in the ROS is subject to the credit risk of Deutsche Bank AG, and the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the ROS.

♦	No periodic coupon payments – As a holder of the ROS, you will not receive any periodic coupon payments.

♦	ROS not the same as the underlying currency – Owning the ROS is not the same as owning or selling either applicable Underlying Currency or Reference Currency.

♦	Limited liquidity – The ROS offered hereby will not be listed and there may not be an active secondary trading market.

♦

Price prior to maturity – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the value of the applicable Underlying Currency relative to the applicable Reference Currency; the expected volatility in the applicable Underlying Currency and the applicable Reference Currency; the time remaining to maturity of the ROS; interest and yield rates in the market generally; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

♦

Currency market volatility – The Performance of the ROS is dependent on the currency markets. Such markets may be volatile and significant changes, including changes in liquidity and price, can occur in such markets within very short periods of time.

♦

Legal and regulatory risks – Currency markets are subject to legal and regulatory risks that may adversely affect the Performance. It is not possible to predict the effect of any future legal or regulatory action relating to either Underlying Currency or either Reference Currency, but any such action could cause unexpected volatility and instability.

♦

Impact of fees on secondary market prices – Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

♦

Market disruption events may adversely affect return – The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing the U.S. Dollar, Euro and/or the Canadian Dollar, or the return on the ROS at maturity, in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the U.S. Dollar, Euro and/or the Canadian Dollar. If the calculation agent, in its sole discretion, determines that any of these events prevents Deutsche Bank AG or its affiliates from determining such value or return in the ordinary manner, the calculation agent will determine such value or return in a commercially reasonable manner and in accordance with general market practice, which may adversely affect the return on your ROS.

♦

Potential Deutsche Bank AG impact on price – Trading or transactions by Deutsche Bank AG or its affiliates in the applicable currencies or in financial instruments related to the applicable currencies may have a material effect on currency prices and consequently may have a negative impact on the value of the ROS.

♦

Potential conflict of interest – Deutsche Bank AG and its affiliates may trade in the applicable currencies or in financial instruments related to the applicable currencies. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the applicable currencies, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. Any of these trading or other activities could potentially affect the Performance and, accordingly, could affect the value of the ROS and the amount, if any, payable to you at maturity.

♦

Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS. Any such research, opinions or recommendations would potentially affect the Performance and, accordingly, could affect the value of the ROS and the amount, if any, payable to you at maturity.

♦

Uncertain tax treatment – Significant aspects of the tax treatment of the ROS are uncertain, and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this free writing prospectus or in the accompanying product supplement.

ROS Linked to the U.S. Dollar relative to the Euro, Maximum Gain of 18.00% to 21.00% (to be set on Trade Date)

The Spot Rate for the U.S. Dollar relative to the Euro on each date of calculation will be the Euro USD spot exchange rate at 10:00 a.m. New York time, expressed as the amount of U.S. Dollars per one Euro, for settlement in two business days, equal to the published value in U.S. Dollars per one Euro as reported by the Federal Reserve Bank of New York which appears on the Reuters Page “1FED”, or any substitute page therefor, at approximately 10:00 a.m. New York time on such date of calculation. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

The table below shows historical quarterly information regarding the spot rate for the Euro against the U.S. Dollar, expressed as the amount of U.S. Dollars per one Euro, for the period from January 1, 2002, through November 28, 2007. The following graph illustrates historical performance of the daily spot rate for the Euro, expressed as the amount of U.S. Dollars per one Euro, from October 1, 2002 to November 28, 2007. The EUR USD spot rate on November 28, 2007 was 1.4758. The table and graph are based on values reported by the Federal Reserve Bank of New York, appearing on the Reuters Page “1FED.” These historical spot rates should not be taken as an indication of future performance.

EUR USD spot rate	High	Low	Period End
2002
First Quarter	0.9042	0.8595	0.8721
Second Quarter	0.9925	0.8762	0.9925
Third Quarter	1.0147	0.9676	0.9880
Fourth Quarter	1.0476	0.9730	1.0476

2003
First Quarter	1.1054	1.0387	1.0912
Second Quarter	1.1918	1.0589	1.1454
Third Quarter	1.1707	1.0816	1.1707
Fourth Quarter	1.2623	1.1411	1.2623

2004
First Quarter	1.2871	1.2140	1.2290
Second Quarter	1.2371	1.1813	1.2171
Third Quarter	1.2456	1.1990	1.2401
Fourth Quarter	1.3634	1.2252	1.3626

2005
First Quarter	1.3489	1.2746	1.3004
Second Quarter	1.3077	1.2042	1.2082
Third Quarter	1.2529	1.1908	1.2031
Fourth Quarter	1.2144	1.1648	1.1801

2006
First Quarter	1.2280	1.1844	1.2102
Second Quarter	1.2939	1.2064	1.2768
Third Quarter	1.2928	1.2490	1.2658
Fourth Quarter	1.3342	1.2517	1.3184

2007
First Quarter	1.3360	1.2896	1.3309
Second Quarter	1.3669	1.3291	1.3518
Third Quarter	1.4200	1.3418	1.4200
Fourth Quarter (through November 28, 2007)	1.4872	1.4055	1.4758

The EUR USD spot rate on November 28, 2007 was 1.4758.

Past performance is not indicative of future results.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 19.50% and a range of Performance from -25% to 25%. The actual Maximum Gain for each offering will be set on the Trade Date.

Example 1 – Using the Performance Formula applicable to this offering, the Performance is 3%. You will receive three times the Performance, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (3 x 3%)) = $10.00 + $0.90 = $10.90.

Example 2 – Using the Performance Formula applicable to this offering, the Performance is 20%. Since three times the Performance of 20% is more than the Maximum Gain of 19.50%, you will receive the Maximum Gain of 19.50%, or $11.95 per $10 ROS.

Example 3 – Using the Performance Formula applicable to this offering, the Performance is -20%. Your investment will be fully exposed to the decline and your payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x -20%) = $10.00 – $2.00 = $8.00.

ROS Linked to the U.S. Dollar relative to the Canadian Dollar, Maximum Gain of 18.00% to 21.00% (to be set on Trade Date)

The Spot Rate for the U.S. Dollar relative to the Canadian Dollar on each date of calculation will be the U.S. Dollar CAD spot exchange rate at 10:00 a.m. New York time, expressed as the amount of Canadian Dollars per one U.S. Dollar, for settlement in one business day, equal to the published value in Canadian Dollars per one U.S. Dollar as reported by the Federal Reserve Bank of New York which appears on the Reuters Page “1FED”, or any substitute page therefor, at approximately 10:00 a.m. New York time on such date of calculation. If the foregoing rate source is unavailable, or is published in error, the rate source shall be selected by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

The table below shows historical quarterly information regarding the spot rate for the U.S. Dollar against the Canadian Dollar, expressed as the amount of Canadian Dollars per one U.S. Dollar, for the period from January 1, 2002, through November 28, 2007. The following graph illustrates the historical performance of the daily spot rate for the Canadian Dollar, expressed as the amount of Canadian Dollars per one U.S. Dollar, from October 1, 2002 to November 28, 2007. The USD CAD spot rate on November 28, 2007 was 0.9942. The table and graph are based on values reported by the Federal Reserve Bank of New York, appearing on the Reuters Page “1FED.” These historical spot rates should not be taken as an indication of future performance.

USD CAD spot rate	High	Low	Period End
2002
First Quarter	1.6133	1.5751	1.5948
Second Quarter	1.5998	1.5102	1.5106
Third Quarter	1.5952	1.5187	1.5767
Fourth Quarter	1.5947	1.5493	1.5786

2003
First Quarter	1.5774	1.4644	1.4708
Second Quarter	1.4918	1.3377	1.3580
Third Quarter	1.4153	1.3404	1.3454
Fourth Quarter	1.3489	1.2911	1.2911

2004
First Quarter	1.3515	1.2704	1.3139
Second Quarter	1.3982	1.3075	1.3432
Third Quarter	1.3377	1.2693	1.2693
Fourth Quarter	1.2723	1.1803	1.2006

2005
First Quarter	1.2559	1.1959	1.2104
Second Quarter	1.2719	1.2144	1.2252
Third Quarter	1.2440	1.1656	1.1656
Fourth Quarter	1.1967	1.1494	1.1648

2006
First Quarter	1.1748	1.1322	1.1665
Second Quarter	1.1753	1.0962	1.1092
Third Quarter	1.1439	1.1054	1.1186
Fourth Quarter	1.1618	1.1164	1.1618

2007
First Quarter	1.1865	1.1536	1.1536
Second Quarter	1.1567	1.0577	1.0614
Third Quarter	1.0762	0.9966	0.9966
Fourth Quarter (through November 28, 2007)	0.9996	0.9146	0.9942

The USD CAD spot rate on November 28, 2007 was 0.9942.

Past performance is not indicative of future results.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 19.50% and a range of Performance from -25% to 25%. The actual Maximum Gain for each offering will be set on the Trade Date.

Example 1 – Using the Performance Formula applicable to this offering, the Performance is 3%. You will receive three times the Performance, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x (3 x 3%)) = $10.00 + $0.90 = $10.90.

Example 2 – Using the Performance Formula applicable to this offering, the Performance is 20%. Since three times the Performance of 20% is more than the Maximum Gain of 19.50%, you will receive the Maximum Gain of 19.50%, or $11.95 per $10 ROS.

Example 3 – Using the Performance Formula applicable to this offering, the Performance is -20%. Your investment will be fully exposed to the decline and your payment at maturity per $10 ROS will be calculated as follows: $10.00 + ($10.00 x -20%) = $10.00 – $2.00 = $8.00.

Supplemental Plan of Distribution

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of, or allow as concessions to other dealers, $0.175 per $10.00 ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus. See “Underwriting” in the accompanying product supplement.

We expect to deliver the securities against payment for the securities on or about the fifth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their securities on the Trade Date or the succeeding business day will be required, by virtue of the fact that we expect the securities initially to settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.